[redacted]

05059892

This Form CB contains 30 pages, including all exhibits.

[redacted]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

[redacted]o-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Ito-Yokado Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-2111

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Exhibit Index Begins On Page 7

Ito-Yokado Co., Ltd.:	Seven-Eleven Japan Co., Ltd.:	Denny's Japan Co., Ltd.:
Mika Nakamura	Youichi Tsuda	Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku	8-8, Nibancho, Chiyoda-ku,	8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan	Tokyo, 102-8455, Japan	Tokyo, 102-8415, Japan
011-81-3-6238-2142	011-81-3-6238-3738	011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	Public notice to shareholders published in the Wall Street Journal on July 27, 2005.
B	English translation of the Request for Submission of Share Certificates in conjunction with Stock-transfer, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.
C	English translation of the notice for Handling of Company Shares in conjunction with Stock-transfer, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.
D	English translation of the Notice of Change of Transfer Agent, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the public notice to shareholders, Request for Submission of Share Certificates in conjunction with Stock-transfer, notice for Handling of Company Shares in conjunction with Stock-transfer and Notice of Change of Transfer Agent.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Ito-Yokado Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ito-Yokado Co., Ltd.

By: Sakae Isaka

Name: Sakae Isaka

Title: Representative director, President and Chief Operating Officer

Date: July 27, 2005

EXHIBIT INDEX

Attachment	Description
A	Public notice to shareholders published in the Wall Street Journal on July 27, 2005.
B	English translation of the Request for Submission of Share Certificates in conjunction with Stock-transfer, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.
C	English translation of the notice for Handling of Company Shares in conjunction with Stock-transfer, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.
D	English translation of the Notice of Change of Transfer Agent, dated July 26, 2005, disseminated to shareholders of Ito-Yokado Co., Ltd.

ATTACHMENT A

Public Notice
with respect to Submission of Share Certificates
in conjunction with Joint Stock-Transfer

Ito-Yokado Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Sakae Isaka, President & COO

Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Toshiro Yamaguchi, President & COO

Denny's Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Kenichi Asama, President & COO

To Shareholders:

Ito-Yokado Co., Ltd. ("Ito-Yokado"), Seven-Eleven Japan Co., Ltd. ("Seven-Eleven") and Denny's Japan Co., Ltd. ("Denny's"; together with Ito-Yokado and Seven-Eleven, collectively, the "Three Companies") resolved, at the general shareholders' meeting of Ito-Yokado held on May 26, 2005, that of Seven-Eleven held on May 27, 2005 and that of Denny's held on May 28, 2005, that the Three Companies will jointly establish an absolute parent company, "Seven & I Holdings Co., Ltd.", by means of joint stock-transfer.

As a result, the Three Companies will become wholly-owned subsidiaries of "Seven & I Holdings Co., Ltd." as of Thursday, September 1, 2005.

In conjunction with this joint stock-transfer, "Seven & I Holdings Co., Ltd." will allot and deliver its common shares to the shareholders (including beneficial shareholders) registered or recorded on the Three Companies' respective last shareholders' registers (including the beneficial shareholders' registers) as of Wednesday, August 31, 2005 (Tokyo time), at the rate of: (a) one common share of Ito-Yokado to 1.2 common shares of "Seven & I Holdings Co., Ltd."; (b) one common share of Seven-Eleven to one common share of "Seven & I Holdings Co., Ltd."; and (c) one common share of Denny's to 0.65 common shares of "Seven & I Holdings Co., Ltd."

Therefore, the share certificates issued by the Three Companies will become null and void on Thursday, September 1, 2005, which is the joint stock-transfer date. The Three Companies' shareholders are requested to submit their share certificates as below.

Note

1. Share certificates submission period:
   from Wednesday, July 27, 2005
   to Wednesday, August 31, 2005
2. Handling place for submitted share certificates and inquires
   Place for handling of submitted share certificates:
   UFJ Trust Bank Limited, Corporate Agency Department
   10-11, Higashisuna 7-chome, Koto-ku, Tokyo
   137-8081, Japan
   Tel 81-120-232-711 (Main number)
   Commissioned offices:
   Branch offices in Japan of UFJ Trust Bank Limited
   Head office and branch offices in Japan of Nomura Securities Co., Ltd.
   (Please note that the Three Companies will not directly handle the submitted share certificates.)

Notice and Attention

1. For the details of the procedure for submitting share certificates, the shareholders are requested to read the "Request of Submission of Share Certificates in conjunction with Joint Stock-Transfer" scheduled to be dispatched today to your standing agent in Japan.
2. Shareholders who use the "Book-entry Transfer System for Share Certificates, etc." of Japan Securities Depository Center, Inc. ("JASDEC") or hold registered Less-Than-One-Voting-Unit Shares or who have requested non-possession of their share certificates are not required to submit share certificates.
3. Please note that, after the submission of the share certificates, the shareholders may not sell shares or take other procedures until the share certificates of "Seven & I Holdings Co., Ltd." scheduled to be dispatched to the shareholders' standing agent on or around Thursday, October 20, 2005, reach such a standing agent.
   In the event that you are planning to sell your shares during this period and you will start directly or indirectly using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC in mid August 2005, the shares of "Seven & I Holdings Co., Ltd." to be allotted to you will be sellable at the Tokyo Stock Exchange Inc. on or after Thursday, September 1, 2005 (as long as the number of such shares is an integral multiple of 100 shares). As for the usage of the "Book-entry Transfer System for Share Certificates, etc.," of JASDEC, please contact your securities firm or standing agent.
4. If you have any questions, please contact UFJ Trust Bank Limited, Corporate Agency Department.

This public notice is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in France, the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the joint stock-transfer, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

ATTACHMENT B

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

July 26, 2005

To Shareholders:

Ito-Yokado Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Sakae Isaka
President and COO

Request for Submission of Share Certificates in conjunction with Stock-Transfer

We have always appreciated the courtesy that has been accorded us.

Ito-Yokado Co., Ltd. (the "Company") resolved, at its general shareholders' meeting held on Thursday, May 26, 2005, that it will, jointly with Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd., establish an absolute parent company, "Seven & I Holdings Co., Ltd.", by means of stock-transfer as of Thursday, September 1, 2005, and that the Company will become a wholly-owned subsidiary of "Seven & I Holdings Co., Ltd." at the same time.

Upon the stock-transfer on Thursday, September 1, 2005 (the effective date of the stock-transfer) the share certificates of the Company will be null and void under the Commercial Code of Japan, and the shares of Seven & I Holdings Co., Ltd. will be allotted and delivered to the shareholders of the Company. Therefore, please submit all of the share certificates of the Company you own to the Company's transfer agent (UFJ Trust Bank Limited) during the share certificates submission period **as per the instructions described in the "NOTICE" below and in the "GUIDANCE FOR SUBMISSION OF SHARE CERTIFICATES".**

Please note that shareholders whose shares meet any of the following criteria will not be required to submit their share certificates in this procedure:

(1) Such shares held using the "Book-entry Transfer System for Share Certificates, etc." of Japan Securities Depository Center, Inc. ("JASDEC")

(2) Such shares registered Less-Than-One-Voting-Unit Shares

(3) Such shares for which non-possession has been requested.

Sincerely yours,
Sakae Isaka

[NOTICE]
Shareholders who have not deposited their share certificate(s) of the Company with JASDEC and have submitted them will not be allowed to sell, etc. their shares of the Company or Seven & I Holdings Co., Ltd. until the new share certificate(s), **which are scheduled to be dispatched on or around Thursday, October 20, 2005**, are delivered to them.
Shareholders who start using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC by mid-August 2005 will be allowed to sell their shares of Seven & I Holdings Co., Ltd. any time after Thursday, September 1, 2005. Please note that shares will be sellable as long as the number of such shares is an integral multiple of 100 shares. Shareholders can request Seven & I Holdings to purchase their Less-Than-One-Voting-Unit Shares on and after Thursday, September 1, 2005 regardless of whether they use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC or not.

Guidance for Submission of Share Certificates

1. Manner of Allocation of Shares of Seven & I Holdings Co., Ltd.

(1) Seven & I Holdings Co., Ltd. will allot and deliver to the Company's shareholders as registered or recorded in its latest shareholder register as of Wednesday, August 31, 2005, 120 common shares of Seven & I Holdings Co., Ltd. per 100 common shares of the Company (*i.e.,* 1.20 shares of Seven & I Holdings Co., Ltd. per share of the Company).

In addition, one voting unit of Seven & I Holdings Co., Ltd. will consist of 100 shares.

(2) The proceeds from disposition of any fractional shares representing less than one share resulting from the allocation shall be paid to the shareholders of the Company.

(Example) When a shareholder holds 1,234 shares of the Company:

Formula: 1,234 shares of the Company × 1.20 = 1,480.8 shares of Seven & I Holdings Co., Ltd.

(1) If a shareholder uses the "Book-entry Transfer System for Share Certificates, etc." of JASDEC :

(i) **1,480 shares** of Seven & I Holdings Co., Ltd. are recorded in the beneficial shareholder register and credited to the account at the shareholder's securities company.

(ii) The proceeds from the disposition of **0.8 shares** of Seven & I Holdings Co., Ltd. as fractional shares representing less than one share are paid to the shareholder.

(2) When a shareholder who holds shares of the Company, with 1,200 as share certificates and 34 as registered shares, submits 1,200 share certificates:

(i) **14 of the 100-share** certificates (which are the distribution units of the shares of Seven & I Holdings Co., Ltd.) of Seven & I Holdings Co., Ltd. will be delivered (scheduled to be dispatched on Thursday, October 20, 2005) unless otherwise requested.

(ii) **80 shares** of Seven & I Holdings Co., Ltd., which is less than One-Voting-Unit, will be registered on the shareholder register of Seven & I Holdings Co., Ltd. as registered Less-Than-One-Voting-Unit Shares.

(iii) The proceeds from the disposition of **0.8 shares** of Seven & I Holdings Co., Ltd. as fractional shares representing less than one share shall be paid to such shareholder.

2. Tentative Schedule of the Stock-Transfer and Transferability of Shares

When you sell and buy share(s) of the Company, please be aware of the tentative schedule of the stock-transfer and the transferability of the shares of the Company and those of Seven & I Holdings Co., Ltd.
The tentative schedule is as described below:

Date (YR 2005)	Schedule	Transferability of the Shares
July 27 (Wd)	Opening of the procedure for submitting share certificates	Trading of the shares of the Company on Tokyo Stock Exchange ("TSE") will be allowed until August 25, 2005 (Th).
August 25 (Th)	Last day to trade shares of the Company on TSE	
August 26 (Fr)	Delisting of the shares of the Company from TSE	Trading of the shares of the Company on TSE will not be allowed on and after August 26, 2005 (Fr).
August 31 (Wd)	Close of the procedure for submitting share certificates	
September 1 (Th)	Effective date of the stock-transfer and listing of the shares of Seven & I Holdings Co., Ltd. on TSE	Shares of the Company for which the "Book-entry Transfer System for Share Certificates, etc." of JASDEC is being used by mid-August 2005 will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company on and after September 1, 2005 (Th).
October 20 (Th)	Start of the delivery of the new share certificates of Seven & I Holdings Co., Ltd.	Shares of the Company for which share certificates have been submitted will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company after the share certificates are delivered.

[NOTICE]
Once shareholders have submitted their share certificates of the Company, they will not be allowed to sell, etc. their shares of the Company or those of Seven & I Holdings Co., Ltd. until they receive the share certificates of Seven & I Holdings Co., Ltd. scheduled to be dispatched on or around Thursday, October 20, 2005.

3. Share Certificates Submission Period

From Wednesday, July 27, 2005 to August 31, 2005.
Share Certificates submitted in an envelope postmarked by Wednesday, August 31, 2005 will considered submitted within the share certificates submission period.

4. Handling Place for Submitted Share Certificates and Inquires

Place for handling of submitted share certificates:
UFJ Trust Bank Limited, Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Tel 81-120-232-711 (Main number)

Commissioned offices: Branch offices in Japan of UFJ Trust Bank Limited
Head office and branch offices in Japan of Nomura Securities Co., Ltd.

(Please note that the Company will not directly handle submitted share certificates.)
(In addition, although UFJ Trust Bank Limited, will become **Mitsubishi UFJ Trust and Banking Corporation** as of October 1, 2005 due to a merger, the handling proceeding above will not change.)

5. Share Certificate Submission Procedure

(1) Submission Procedure

(i) **Shareholders who use or will start using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC by mid-August 2005 will not be required to submit their share certificates in this procedure.**
Also, such shareholders will be allowed to sell their shares of Seven & I Holdings Co., Ltd. (as long as the number of shares to be sold is an integral multiple of 100 shares) on and after September 1, 2005 in this case.
Please consult your securities company about the usage of the "Book-entry Transfer System for Share Certificates, etc." of JASDEC at your earliest convenience.

(ii) **Shareholders who will have not deposited their share certificates of the Company with JASDEC and will submit them by themselves in this procedure:**
Please fill out and place a registered seal on the "share-certificate-submission document" enclosed herewith, and submit it to the place for handling of submitted share certificates or a commissioned office mentioned in 4. above along with all of the share certificates of the Company you own at the time of such submission.
If forwarding the share certificates and the "share-certificate-submission document" by mail, please use the enclosed self-addressed postage-paid envelope (to the post-office box of the New Tokyo Post Office) and dispatch it by simplified registered mail from a post office near you.

(iii) **Shareholders of share certificates of the Company kept safe by your securities company:**
Please consult your securities company in person and bring with you the "share-certificate-submission document" and the "certificate of safekeeping" if you have it under your care.

[NOTICE REGARDING SUBMISSION OF SHARE CERTIFICATES]

(i) Please submit (<u>in person or by mail</u>) all of the share certificates of the Company you own together to the place for handling of submitted share certificates or a commissioned office mentioned in 4. above.

(ii) Please make sure to attach a <u>"Letter of Request*"</u> (and a <u>"shareholder form*"</u> if you are not a registered shareholder of the Company) to the share certificates when you submit them if a name change is pending which has not yet been entered on such certificates.

(iii) Shareholders who submit their shares will not be allowed to cancel such submission, to demand a return of such share certificates or to request a change of the registered shareholder of such shares, etc.

(iv) Please make sure to submit an **<u>"Address Change Notice*"</u> if you change your address.**

* To get the documents marked with a "*", please request them from the place for handling of submitted share certificates or a commissioned office mentioned in 4. above or from the following website: <http://www.ufjtrustbank.co.jp/>.

(2) **Issuance of the "certificate of reception" for submitted share certificates:**
Please carefully keep the "certificate of reception", which will be issued to shareholders who have submitted share certificates of the Company, until you receive the new share certificates of Seven & I Holdings Co., Ltd. or a "Notice about Allotment Ratio under Stock-Transfer".
Please note that the "certificate of reception" is not able to be exchanged for new share certificates of Seven & I Holdings Co., Ltd., sold, transferred, pledged, etc.

(3) **In the case you cannot submit your share certificates of the Company because they have been lost or other reasons.**
Please directly notify the place for handling of submitted share certificates or a commissioned office mentioned in 4. above of the loss of share certificates within the share certificates submission period (from Wednesday, July 27, 2005 to Wednesday, August 31, 2005) so that you can receive new share certificates of Seven & I Holdings Co., Ltd. after the completion of the Lost-share-certificate Registration procedure or the Public Notice of Making Objections procedure (pursuant to Article 368 Section 2 and Article 216 Section 1 of the Commercial Code of Japan).

(4) **In the case you are not be requested to submit their share certificates of the Company.**
Shareholders who meet any of the following criteria will not be required to submit their share certificates in this procedure:

(i) Those who have used the "Book-entry Transfer System for Share Certificates, etc." of JASDEC for all of the shares of the Company they hold;

(ii) those who hold no shares of the Company other than registered Less-Than-One-Voting-Unit Shares;

(iii) those who have requested non-possession of share certificates for all of the shares of the Company they hold; or
(iv) those meeting any combination of (i) through (iii).

6. Timing and Manner of Delivery of New Share Certificates

New share certificates of Seven & I Holdings Co., Ltd. will be delivered as described below.

(1) **In the case the shares of the Company are held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:**
As of Thursday, September 1, 2005, the effective date of the stock-transfer, the share certificates of Seven & I Holdings Co., Ltd. will be allotted using the allotment ratio described above and shall be deemed to be deposited in the account at your securities company.
Regarding the consequences of such allotment, please refer to the "Notice about Allotment Ratio under Joint Stock-Transfer" scheduled to be dispatched on or around Thursday, October 20, 2005.

(2) **In the case the share certificates of the Company have been submitted within the share certificates submission period:**
New share certificates of Seven & I Holdings Co., Ltd. and a "Notice about Allotment Ratio under Joint Stock-Transfer" will be dispatched to the registered address or designated address. New share certificates of Seven & I Holdings Co., Ltd. will be delivered by delivery-certified mail .

(3) **In the case the share certificates of the Company have not been submitted within the share certificates submission period:**
Please request the place for handling of submitted share certificates or a commissioned office mentioned in 4. above to exchange the share certificates of the Company for those of Seven & I Holdings Co., Ltd. after Thursday, October 20, 2005.
Please note that it will take about 10 days after such request to perform such exchange.
[NOTICE]
Please attach a "letter of request" (plus a "shareholder form" if you are not a registered shareholder of the Company) if you would like to request the entry of a name change of the shares at the same time as such exchange.

(4) **In the case the shares of Seven & I Holdings Co., Ltd. become one or more voting unit due to aggregation of registered shares of Less-Than-One-Voting-Unit:**
If, in addition to the shares of the Company, a shareholder also holds shares of Seven-Eleven Japan Co., Ltd. or Denny's Japan Co., Ltd. and the allotment results in registered Less-Than-One-Voting-Unit share(s) of Seven & I Holdings Co., Ltd. from these three companies' shares, if the Less-Than-One-Voting-Unit shares of Seven & I Holdings Co., Ltd. aggregate to over 100 shares, new share certificate(s) will be sent to the relevant shareholder at the notified address by certified mail in early November 2005 or thereafter.

* If you use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC for all three companies, the number of shares will be registered in your account at your securities company or equivalent.

7. Demands for Purchase and Additional Purchase of Less Than One Voting Unit

(1) Demands for Purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2005)	Handling of Demands for Purchase
until August 25 (Th)	The handling of demands for purchase of Less-Than-One-Voting-Unit Shares of the Company is the same as under the Company's governing documents of shares.
from August 26 (Fr) to August 31 (Wd)	Acceptance of such demands will be suspended, because shares of the Company will not be allowed to be traded on TSE during this period.

* Please note that if you have deposited the Company's share certificate(s) with JASDEC through your securities company, you are requested to demand such purchase only through such securities company. Therefore, in such case, please confirm with your securities company the deadline for making such demands for purchase.

(2) Demands for Additional Purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2005)	Handling of Demands for Purchase
until August 12 (Fr)	The handling of demands to the Company that the Company sell an additional number of Less-Than-One-Voting-Unit Shares of the Company is the same as under the Company's governing documents of shares.
from August 15 (Mo) to August 31 (Wd)	Acceptance of such demands will be suspended throughout this period.

* Please note that if you have deposited the Company's share certificate(s) with JASDEC through your securities company, you are requested to demand such sales only through such securities company. Therefore, in such case, please confirm with your securities company the deadline for making such demands for sale.

(3) Demands for Purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

Date (YR 2005)	Handling of Demands for Purchase
from September 1 (Th) to October 19 (Wd)	The handling of demands for purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will be accordance with the governing documents of shares of Seven & I Holdings Co., Ltd. In addition, the purchase unit price of such shares will be the last price of Seven & I Holdings Co., Ltd. shares on TSE as of the date when the document with the demand arrives at the handling place or the commissioned offices described in item 4. above, provided that if no trading is made on TSE on that day, the purchase unit price will be the opening price of the shares on the next trading day of TSE.

	Moreover, the payment for such purchases will be made on or around Tuesday, October 25, 2005 by Seven & I Holdings Co., Ltd. If you submit shares of the Company within the share certificates submission period, you will be requested to submit a "certificate of reception" together with a document demanding the purchase.
after October 20 (Th)	The handling of such demands will be accordance with the governing documents of shares of Seven & I Holdings Co., Ltd.

(4) Demands for Additional Purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

The acceptance of demands that Seven & I Holdings Co., Ltd. sell an additional number of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will start on Tuesday, November 1, 2005. Such demands will not be accepted from Thursday September 1, 2005 to Monday, October 31, 2005.
In addition, please note that the total number of shares demanded in such purchase may be over the number of shares that Seven & I Holdings Co., Ltd. owns of itself. Please contact the handling place described in item 4. above in advance if you want to make such a demand.

8. Handling of Documents related to Notification

Documents such as the "shareholder's form", the "beneficial shareholder's form" and the "dividends beneficiary-designation form" will be transferred to Seven & I Holdings Co., Ltd. on Thursday, September 1, 2005 (the effective date of the stock-transfer).

end.

ATTACHMENT C

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

July 26, 2005

To Shareholders:

Ito-Yokado Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Sakae Isaka
President and COO

Handling of Company Shares in conjunction with Stock-Transfer

We have always appreciated the courtesy that has been accorded us.

Ito-Yokado Co., Ltd. (the "Company") resolved, at its general shareholders' meeting held on Thursday, May 26, 2005, that it will, jointly with Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd., establish an absolute parent company, "Seven & I Holdings Co., Ltd.", by means of stock-transfer as of Thursday, September 1, 2005, and that the Company will become a wholly-owned subsidiary of "Seven & I Holdings Co., Ltd." at the same time.

Upon the stock-transfer, Seven & I Holdings Co., Ltd. will **allot and deliver** shares of Seven & I Holdings Co., Ltd. to the Company's shareholders as registered or recorded on its latest shareholder register including the beneficial shareholder register) as of Wednesday, August 31, 2005, **at the rate of one common share of the Company to 1.20 common shares of Seven & I Holdings Co., Ltd.** We are pleased to hereby inform you of the handling of the shares of the Company thereafter.

Sincerely yours,
Sakae Isaka

[Note]

We will carry out the procedure for submitting share certificates of the Company held by shareholders under the provisions of the Commercial Code of Japan. Please note

that shareholders who meet any of the following criteria will not be required to submit their share certificates in this procedure:

(1) Those who have used the "Book-entry Transfer System for Share Certificates, etc." of JASDEC for all of the shares of the Company they hold;

(2) those who hold no shares of the Company other than registered Less-Than-One-Voting-Unit Shares;

(3) those who have requested non-possession of share certificates for all of the shares of the Company they hold; or

(4) those meeting any combination of (1) through (3).

We have sent this letter to shareholders who fall under any of (1) through (4). Therefore, basically, shareholders who have received this letter are not required to submit their share certificates in the procedure.

Please note that shareholders who currently hold share certificates of the Company due to withdrawing them from an account at their securities company or some other reason will be required to submit all of such share certificates of the Company they hold during the share certificates submission period (from Wednesday, July 27, 2005, through Wednesday, August 31, 2005).

If you have deposited share certificates of the Company with your securities company but are uncertain as to whether such share certificates are being held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, please contact your securities company to confirm.

1. Manner of Allocation of Shares of Seven & I Holdings Co., Ltd.

(1) Seven & I Holdings Co., Ltd. will allot and deliver to the Company's shareholders as registered or recorded in its latest shareholder register as of Wednesday, August 31, 2005, 120 common shares of Seven & I Holdings Co., Ltd. per 100 common shares of the Company (*i.e.,* 1.20 shares of Seven & I Holdings Co., Ltd. per share of the Company).

In addition, one voting unit of Seven & I Holdings Co., Ltd. will consist of 100 shares.

(2) The proceeds from disposition of any fractional shares representing less than one share resulting from the allocation shall be paid to the shareholders of the Company.

(Example) When a shareholder holds 1,234 shares of the Company:

Formula: 1,234 shares of the Company × 1.20 = 1.480.8 shares of Seven & I Holdings Co., Ltd.

<u>If a shareholder uses the "Book-entry Transfer System for Share Certificates, etc." of JASDEC</u>

(1) 1,480 shares of Seven & I Holdings Co., Ltd. are recorded in the beneficial shareholder register and credited to the account at the shareholder's securities company.

(2) The proceeds from the disposition of 0.8 shares of Seven & I Holdings Co., Ltd. as fractional shares representing less than one share are paid to the shareholder.

2. Handling of Shares of Seven & I Holdings Co., Ltd. Allotted and Delivered

With respect to the results of the allotment of the shares of Seven & I Holdings Co., Ltd., please see the "Notice of Allotment of New Shares Upon Stock-Transfer" scheduled to be dispatched on or around Thursday, October 20, 2005.

(1) In the case of shares of the Company being held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:

As of Thursday, September 1, 2005, the effective date of the stock-transfer, the share certificates of Seven & I Holdings Co., Ltd. allotted using the allotment ratio described above shall be deemed to be deposited in the account at your securities company.

(2) In the case of shares of the Company for which non-possession of their certificates has been requested:

The share certificates of Seven & I Holdings Co., Ltd. allotted using the allotment ratio described above shall continuously be treated as certificates for which non-possession of their certificates has been requested.

(3) **In the case that shares of Seven & I Holdings Co., Ltd. will become one voting unit due to aggregation of registered Less-Than-One-Voting-Unit shares of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd:**

If, in addition to the shares of the Company, a shareholder also holds shares of Seven-Eleven Japan Co., Ltd. or Denny's Japan Co., Ltd. and the allotment results in registered Less-Than-One-Voting-Unit share(s) of Seven & I Holdings Co., Ltd. from these three companies' shares, if the Less-Than-One-Voting-Unit shares of Seven & I Holdings Co., Ltd. aggregate to over 100 shares, new share certificate(s) will be sent to the relevant shareholder at the notified address by certified mail in early November 2005 or thereafter.

(If such shares of the Company, Seven-Eleven Japan Co., Ltd. or Denny's Japan Co., Ltd. are held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, the shares of Seven & I Holdings Co., Ltd. allotted using the allotment ratio described above shall be deposited to the account at your securities company and no share certificates will be sent.)

3. Handling of Submitted Relevant Documents

All of the documents submitted to the Company, such as "shareholders' forms", "beneficial shareholders' forms" and "designating documents for transfer of distribution", will be succeeded to Seven & I Holdings Co., Ltd. on Thursday, September 1, 2005.

4. Tentative Schedule of the Stock-Transfer and Transferability of Shares

When you sell and buy share(s) of the Company, please be aware of the tentative schedule of the stock-transfer and the transferability of the shares of the Company and those of Seven & I Holdings Co., Ltd.
The tentative schedule is as described below:

Date (YR 2005)	Schedule	Transferability of the Shares
July 27 (Wd)	Opening of the procedure for submitting share certificates	Trading of the shares of the Company on Tokyo Stock Exchange ("TSE") will be allowed until August 25, 2005 (Th).
August 25 (Th)	Last day to trade shares of the Company on TSE	
August 26 (Fr)	Delisting of the shares of the Company from TSE	Trading of the shares of the Company on TSE will not be allowed on and after August 26, 2005 (Fr).
August 31 (Wd)	Close of the procedure for submitting share certificates	
September 1 (Th)	Effective date of the stock-transfer and listing of the shares of Seven & I Holdings Co., Ltd.	Shares of the Company for which the "Book-entry Transfer System for Share Certificates, etc." of JASDEC is being used by mid-August 2005 will be sellable as shares of Seven &

	on TSE	I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company on and after September 1, 2005 (Th).
October 20 (Th)	Start of the delivery of the new share certificates of Seven & I Holdings Co., Ltd.	Shares of the Company for which share certificates have been submitted will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company after the share certificates are delivered.

[NOTICE]

Once shareholders have submitted their share certificates of the Company, they will not be allowed to sell, etc. their shares of the Company or those of Seven & I Holdings Co., Ltd. until they receive the share certificates of Seven & I Holdings Co., Ltd. scheduled to be dispatched on or around Thursday, October 20, 2005.

5. Demands for Purchase and Additional Purchase of Less Than One Voting Unit

(1) Demands for Purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2005)	Handling of Demands for Purchase
until August 25 (Th)	The handling of demands for purchase of Less-Than-One-Voting-Unit Shares of the Company is the same as under the Company's governing documents of shares.
from August 26 (Fr) to August 31 (Wd)	Acceptance of such demands will be suspended, because shares of the Company will not be allowed to be traded on TSE during this period.

* Please note that if you have deposited the Company's share certificate(s) with JASDEC through your securities company, you are requested to demand such purchase only through such securities company. Therefore, in such case, please confirm with your securities company the deadline for making such demands for purchase.

(2) Demands for Additional Purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2005)	Handling of Demands for Purchase
until August 12 (Fr)	The handling of demands to the Company that the Company sell an additional number of Less-Than-One-Voting-Unit Shares of the Company is the same as under the Company's governing documents of shares.
from August 15 (Mo) to August 31 (Wd)	Acceptance of such demands will be suspended throughout this period.

* Please note that if you have deposited the Company's share certificate(s) with JASDEC through your securities company, you are requested to demand such sales only through such securities company. Therefore, in such case, please

confirm with your securities company the deadline for making such demands for sale.

(3) Demands for Purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

Date (YR 2005)	Handling of Demands for Purchase
from September 1 (Th) to October 19 (Wd)	The handling of demands for purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will be accordance with the governing documents of shares of Seven & I Holdings Co., Ltd. In addition, the purchase unit price of such shares will be the last price of Seven & I Holdings Co., Ltd. shares on TSE as of the date when the document with the demand arrives at the handling place or the commissioned offices described in item 6. below, provided that if no trading is made on TSE on that day, the purchase unit price will be the opening price of the shares on the next trading day of TSE. Moreover, the payment for such purchases will be made on or around Tuesday, October 25, 2005 by Seven & I Holdings Co., Ltd. If you submit shares of the Company within the share certificates submission period, you will be requested to submit a "certificate of reception" together with a document demanding the purchase.
after October 20 (Th)	The handling of such demands will be accordance with the governing documents of shares of Seven & I Holdings Co., Ltd.

(4) Demands for Additional Purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

The acceptance of demands that Seven & I Holdings Co., Ltd. sell an additional number of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will start on Tuesday, November 1, 2005. Such demands will not be accepted from Thursday September 1, 2005 to Monday, October 31, 2005.
In addition, please note that the total number of shares demanded in such purchase may be over the number of shares that Seven & I Holdings Co., Ltd. owns of itself. Please contact the handling place described in item 6. below in advance if you want to make such a demand.

6. Handling Place for Submitted Share Certificates and Inquires, etc.

Shareholders who currently hold share certificates of the Company due to a withdrawal from an account at their securities company or some other reason are required to submit all of such share certificates of the Company held by them during the share certificates submission period below.
If you have any questions, please contact the handling place or the commissioned offices below.

(i) Share certificates submission period:

from Wednesday, July 27, 2005
to Wednesday, August 31, 2005

(ii) Handling place for submitted share certificates and inquires

Place for handling of submitted share certificates:
UFJ Trust Bank Limited,Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Tel 81-120-232-711 (Main number)

Commissioned offices: Branch offices in Japan of UFJ Trust Bank Limited
Head office and branch offices in Japan of Nomura Securities Co., Ltd.

(In addition, although UFJ Trust Bank Limited, will become Mitsubishi UFJ Trust and Banking Corporation as of October 1, 2005 due to a merger, the handling proceeding above will not change.)

* Please note that the Company will not directly handle submitted share certificates. Please submit shares of the Company to the above handling place or commissioned offices.

* Please note that after the submission of share certificates, shareholders cannot sell shares or take other procedures until the share certificates of "Seven & I Holdings Co., Ltd." scheduled to be dispatched to them on or around Thursday, October 20, 2005 reach them.

end.

ATTACHMENT D

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

July 26, 2005

To Shareholders:

Ito-Yokado Co., Ltd.
8-8 Nibancho, Chiyoda-ku, Tokyo
Sakae Isaka
President and COO

Notice of Change of Transfer Agent

We have always appreciated the courtesy that has been accorded us.

Ito-Yokado Co., Ltd. (the "Company") hereby informs you of the change of the transfer agent for shares of the Company from "The Chuo Mitsui Trust and Banking Company, Limited" to "**UFJ Trust Bank Limited**" effective beginning **Tuesday, July 26, 2005**.

Please understand that the affairs relating to shares of the Company, including, without limitation, transfer of the Company' share(s), will be handled by the place of handling of the below-mentioned transfer agent or transmitted by the commissioned offices to the place of handling.

Sincerely yours,
Sakae Isaka

Details:

Transfer Agent:	UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Place of Handling:	UFJ Trust Bank Limited, Corporate Agency Department 10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Japan Contact: Tel: 81-120-232-711 (toll-free) For various forms: Tel: 81-120-244-479 (toll-free) Website: http://www.ufjtrustbank.co.jp/
Commissioned Offices:	Branch offices in Japan of UFJ Trust Bank Limited

Head office and branch offices in Japan of Nomura Securities Co., Ltd.

Please note that the above-mentioned handling place will pay the dividends for the past years.

End.

To shareholders of Ito-Yokado Co., Ltd.:

We have been appointed as transfer agent for Ito-Yokado Co., Ltd. and as of Tuesday, July 26, 2005, will handle all of the affairs relating to the shares of the said company.

We look forward to assisting you.

July 26, 2005

UFJ Trust Bank Limited